SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RULE 13E-1 TRANSACTION STATEMENT

PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934


QUALITY DINING, INC.
__________________________________________________________________
(NAME OF ISSUER)

QUALITY DINING, INC.
__________________________________________________________________
(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, WITHOUT PAR VALUE
__________________________________________________________________
(TITLE OF CLASS OF SECURITIES)

747456P 10 5
__________________________________________________________________
(CUSIP NUMBER OF CLASS OF SECURITIES)

JOHN C. FIRTH, ESQ.
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
QUALITY DINING, INC.
4220 EDISON LAKES PARKWAY
MISHAWAKA, INDIANA 46545
TELEPHONE:     (219) 271-4600
FACSIMILE:     (219) 243-4393
__________________________________________________________________
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
 AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

Copies to:

LAWRENCE LEDERMAN, ESQ. AND
ROBERT S. REDER, ESQ.
MILBANK, TWEED, HADLEY & MCCLOY LLP
1 CHASE MANHATTAN PLAZA
NEW YORK, NEW YORK 10005
TELEPHONE: (212) 530-5000
FACSIMILE:  (212) 530-5219

CALCULATION OF FILING FEE
__________________________________________________________________

TRANSACTION VALUE							                              FILING FEE
-----------------                                     ----------
A TOTAL OF $1,435,547 IN COMMON STOCK                 $ 287*
OF QUALITY DINING, INC.

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*	PURSUANT TO RULE 0-11 PROMULGATED UNDER THE EXCHANGE ACT, THE AMOUNT OF
  THE FILING FEE HAS BEEN CALCULATED BY MULTIPLYING THE VALUE OF THE SECURITIES TO BE ACQUIRED BY 1/50 OF ONE PERCENT.

ITEM 1. 	SECURITY AND ISSUER

The issuer is Quality Dining, Inc., an Indiana corporation (the "Company").
The principal executive offices of the Company are located at 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

This Rule 13e-1 Statement relates to the Company's previously announced resumption of its program to repurchase up to 1,000,000 of its shares of common stock, no par value (the "Shares"), in the open market or in privately negotiated transactions, depending upon market conditions and other considerations. On June 15, 2000, the Company publicly announced that it intended to resume its repurchase program for a 30 day period during which it might repurchase up to an additional 437,500 Shares from its shareholders.
Since that time the Company has purchased 42,000 Shares at current market prices on the date of purchase. All such purchases were effected on the NASDAQ.

ITEM 2.	PURPOSES OF THE REPURCHASES

The Company's Board of Directors believes that the purchases will provide additional liquidity and some immediate value for those shareholders of the Company interested in cash, while enabling long-term shareholders to increase their proportionate interest in the Company's equity and therefore in the Company's earnings and assets. Purchased Shares will be held in treasury and will be available for general corporate purposes or resale at a future date, or will be retired.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the Company's purchases to date and all of its future purchases will be made from available funds of the Company.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


QUALITY DINING, INC.

By: /s/ Daniel B. Fitzpatrick
Name:  Daniel B. Fitzpatrick
Title: Chief Executive Officer
Dated: July 14, 2000